SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 20, November, 2002

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__X__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Twin Mining Corporation

                                                                                    (Registrant)

Date Nov. 20, 2002

                                    Hermann Derbuch

                                       Chairman, President & CEO

Print the name and title of the signing officer under his signature

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Exhibit 1

Press Release dated November 20, 2002

                           TWIN MINING CORPORATION

                            Suite 1250,  155 University Avenue

                            Toronto / Ontario      M5H  3B7

                            Tel: (416) 777-0013   Fax: (416) 777-0014

                            Web-site: www.twinmining.com

                             E-mail: Info@twinmining.com

Twin Mining reports Third Quarter Results

Continuing positive diamond exploration results and successful flow-through financing.

Toronto, Ontario, (November 20, 2002) - Twin Mining Corporation (Twin Mining) (TWG: TSX) is pleased to announce that diamond results and the reactivation of the  Atlanta Gold Project combined to produce oversubscribed flow-through financing. Cash and short term deposits of $2.1 million permit Twin Mining to carry on its aggressive exploration program on the 100% owned and operated Jackson Inlet diamond property and to reactivate the 82% owned and operated Atlanta Gold Project.

Diamond extraction and analysis from core, recovered during the 2001 Jackson Inlet drilling campaign, produced very encouraging results. The drilling was concurrently carried out with the mini-bulk sample excavation on the Freightrain pipe. There are two main conclusions:

- The Freightrain drill hole and mini-bulk sample results are consistent with one another and support the encouraging previously modeled grade of 0.40 ct / tonne obtained from the mini-bulk samples.

- Diamond results indicate continuity and reproducibility of diamond grade to the, so far, deepest sampled kimberlite intersections at 206 meters (676 feet) vertical depth for Freightrain and at 150 meters (492 feet) vertical depth for Cargo1.

Twin Mining will be announcing the results from the TORNGAT North kimberlite sample processing as soon as they are available.

During the quarter, the Company worked on the reactivation of the Atlanta Gold Project which is contemplated to be a 3.1 tonne (100,000 ounces) per year open pit heap leach operation with estimated cash costs of U.S.$160 per ounce.

On July 15, 2002, Twin Mining retained Kingsdale Capital Partners Inc. and Kingsdale Capital Markets Inc. as its agents to offer, by way of private placement, up to 4,000,000 flow-through units and 4,000,000 common share units at $0.50 per unit each. As a result of subscriber demand the flow-through offering was increased from $2,000,000 (4,000,000 units) to $3,000,000 (6,000,000 units) and the offering period was extended. Each flow-through unit consists of one common share and one half share purchase warrant.  Each common share unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.00 for two years.

Twin Mining announced that it has already completed the sale of 5,410,000 flow-through units for gross proceeds of $2,705,000. The proceeds will be utilized primarily to advance exploration of the Jackson Inlet diamond property and the feasibility study on the Atlanta Gold Project.

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Quebec, also holds a gold mining project in Idaho, United States of America.

For further information contact:

                                                    Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.

                                                                Fax: (416) 777-0014

Chairman, President & CEO

                                                     E-mail: info@twinmining.com

Please contact the Company to receive detailed quarterly financial statements if desired (Tel.: (416) 777-0013) and please visit our web-site: www.twinmining.com for updates.


Exhibit 2

Third Quarter Financial Statements for the quarter ending September 30, 2002

TWIN MINING CORPORATION

Consolidated balance sheets

(Canadian dollars)	(unaudited)	(audited)
	September 30	December 31
	2002	2001
Assets	$	$
Current Assets
Cash	2,074,579	2,546,591
Receivables	109,016	36,317
Prepaid expenses and deposits	122,148	79,586
Supply inventory	111,972	156,639

	2,417,715	2,819,133
Mineral Properties
Jackson Inlet Diamond Property	6,296,711	4,464,490
Torngat Diamond Property	3,299,294	3,305,436
Atlanta Gold Property, Idaho, USA	13,732,588	13,545,351
Indonesia properties	1,437,997	1,432,299

Fixed Assets	43,056	42,189

Total assets	27,227,361	25,608,898

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,228,183	879,829

Shareholders' equity
Authorized - Unlimited common shares (note 3)
Outstanding - 73,404,344 shares (2001 - 70,434,373), beginning of year	44,964,961	44,077,818
Issued -4,300,000 shares (2001 - 2,724,971 shares) during the period,
net of share issue costs of $ 202,211 (2001 - Ni	1,947,789	887,143

	46,912,750	44,964,961
Accumulated deficit	(20,913,572)	(20,235,892)

	25,999,178	24,729,069

Total liabilities and shareholders' equity	27,227,361	25,608,898

Consolidated statements of loss and deficit

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001
	$	$	$	$

Interest income	3,692	46,011	14,649	191,268
Other (note 2 )	-	-	-	41,450

	3,692	46,011	14,649	232,718

General and administrative expenses :
Salaries and benefits	95,956	96,300	300,381	277,977
Professional fees	15,799	14,625	68,829	56,324
Investor relations	21,110	3,670	191,203	168,742
Administrative and office	40,435	50,141	84,033	255,744
Travel	13,806	1,834	33,819	11,192
Depreciation	89	6,189	12,746	17,966

	187,195	172,759	691,011	787,945
Loss from foreign exchange translation	95	-	1,318	6,878

	187,290	172,759	692,329	794,823

Loss for the period	183,598	126,748	677,680	562,105

Accumulated deficit, beginning of period	20,730,074	18,566,502	20,235,892	18,131,145

Accumulated deficit, end of period	20,913,672	18,693,250	20,913,572	18,693,250

Weighted average number of shares outstanding :	74,479,344	71,755,955	74,479,344	71,755,955

Loss per share	0.002	0.002	0.009	0.008

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2001 Annual Report.


TWIN MINING CORPORATION

Consolidated statements of cash flow

(Canadian dollars)			(unaudited)	(unaudited)	(unaudited)	(unaudited)
			Three months ended September 30		Nine months ended September 30
			2002	2001	2002	2001
			$	$	$	$
CASH FLOW FROM (USED FOR):
		Operating activities
		Loss for the period	(183,598)	(126,748)	(677,680)	(562,105)
		Add (deduct) items not involving cash:
		Depreciation & amortization	89	6,189	12,746	17,966
		Decrease in non-cash working capital	733,012	1,042,424	277,760	1,192,974

			549,503	921,865	(387,174)	648,835

		Financing activities
		Proceeds from share subscription	2,150,000	271,409	2,150,000	650,846
	Less:	Share issue costs	(202,211)	-	(202,211)	18,297

			1,947,789	271,409	1,947,789	669,143

		Investing activities
		Capital asset additions	(13,200)	(4,349)	(13,613)	(8,546)
		Mineral property expenditures
		Jackson Inlet Diamond Property	(1,259,673)	(2,172,265)	(1,832,221)	(3,471,234)
		Torngat Diamond Property	(38,005)	(71,722)	6,142	(468,633)
		Atlanta Gold Property, Idaho, USA	(51,367)	(47,321)	(187,237)	(78,043)
		Indonesia Gold properties	-	(6,049)	(5,698)	(283,858)

			(1,362,245)	(2,301,706)	(2,032,627)	(4,310,314)

Increase (decrease) in cash			1,135,047	(1,108,432)	(472,012)	(2,992,336)

Cash,		beginning of period	939,532	5,163,100	2,546,591	7,047,004

Cash,	end of period		2,074,579	4,054,668	2,074,579	4,054,668

These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2001 Annual Report.

Notes to interim consolidated financial statements

1. UNAUDITED INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements of Twin Mining Corporation (formerly Twin Gold Corporation) (the "Company") have been prepared by the Company without audit and in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements. Due to the cyclical nature of mining, investing and operating results for the quarter ended September 30, 2002 are not necessarily an indication of the results that may be expected for the full fiscal year ended December 31, 2002. These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements and the accompanying notes included in the 2001 Annual Report.

2. GOLD CALL OPTIONS

On May 11, 2001, the gold call options for 15,000 ounces, sold for proceeds of US$243,000, and 20,000 ounces, purchased for US$128,000, expired, and a mark to market gain on the gold call option contracts of $51,450 was recorded as income in 2001.

3. CAPITAL STOCK

On July 10, 2002, the Company entered into an agreement with Kingsdale Capital Partners Inc. and Kingsdale Capital Markets Inc. (collectively "Kingsdale"), whereby the Company planned to offer for sale, with Kingsdale acting as agents thereon, up to 4,000,000 flow-through share units at a price of $0.50 per unit and up to 4,000,000 common share units at a price of $0.50 per unit (the "Offering"). Each flow-through share unit consists of one flow-through share plus half a common share purchase warrant ("Warrant"). Each common share unit consists of one common share plus one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $1.00 per share for a period of two years Kingsdale, as agents, will receive a 7% commission on gross proceeds plus agent warrants equal to 10% of the number of units sold. Each agent warrant entitles the holder to acquire one common share at a price of $0.50 per share for a period of two years.

On September 4, 2002, the Offering was increased from 4,000,000 flow-through units to 6,000,000 flow-through units.

On September 26, 2002, the Company completed the sale of 4,300,000 flow-through units for net proceeds of $1,947,789 (net of $202,211 share issue costs).

As of November 19, 2002, after the sale of a second tranche of 1,110,000 flow-through units (see 5. SUBSEQUENT EVENTS below), there are 78,814,344 common shares outstanding, stock options to purchase another 4,150,000 common shares, and purchase warrants to acquire a further 3,186,000 common shares of the Company.

4. STOCK OPTIONS

The Company issues stock options from time to time to its directors, officers, employees and consultants. No compensation expense is recognized for these options when issued to its directors, officers, employees and consultants. All monies paid by directors, officers, employees and consultants upon the exercise of stock options is credited to share capital.

5. SUBSEQUENT EVENT

On October 17, 2002, the Company completed the sale of an additional 1,110,000 flow-through units for proceeds of $516,150 (net of share issue costs of $38,850).

6. COMPARATIVE FIGURES

Certain comparative figures may have been reclassified to conform with the presentation adopted in the current period.